FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March 2023

Commission File Number: 001-35025

PERFORMANCE SHIPPING INC.

(Translation of registrant’s name into English)

373 Syngrou Avenue

175 64 Palaio Faliro

Athens, Greece

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On February 28, 2023, Performance Shipping Inc. (the “Company”) entered into a securities purchase agreement with certain unaffiliated institutional investors to purchase (i) 5,556,000 of its common shares (the “Common Shares”), (ii) Series A warrants (the “Series A Warrants”) to purchase 3,611,400 Common Shares and (iii) Series B warrants (the “Series B Warrants” and together with the Series A Warrants, the “Warrants”) to purchase 4,167,000 Common Shares, at a purchase price of $2.25 per Common Share together with the accompanying Warrants in a registered direct offering.

Attached to this report on Form 6-K as Exhibit 4.1 is a copy of the Placement Agency Agreement dated February 28, 2023 between the Company and Maxim Group LLC, as sole placement agent.

Attached to this report on Form 6-K as Exhibit 4.2 is a copy of the form of Securities Purchase Agreement between the Company and the purchasers thereto.

Attached to this report on Form 6-K as Exhibit 4.3 is a copy of the form of the Series A Warrant, to be issued to the purchasers under the Securities Purchase Agreement.

Attached to this report on Form 6-K as Exhibit 4.4 is a copy of the form of the Series B Warrant, to be issued to the purchasers under the Securities Purchase Agreement.

Attached to this Report on Form 6-K as Exhibit 5.1 is the opinion of Watson Farley & Williams LLP relating to the legality and validity of the Common Shares and Warrants.

Attached to this Report on Form 6-K as Exhibit 8.1 is the opinion of Watson Farley & Williams LLP as to certain tax matters.

Attached to this report on Form 6-K as Exhibit 99.1 is a copy of the press release of the Company dated February 28, 2023 titled “Performance Shipping Inc. Announces Pricing of $12.5 Million Registered Direct Offering.”

The information contained in this Report on Form 6-K is hereby incorporated by reference into the Company’s registration statement on Form F-3 (File No. 333-197740), filed with the U.S. Securities and Exchange Commission (the “SEC”) with an effective date of August 13, 2014, the Company’s registration statement on Form F-3 (File No. 333-237637), filed with the SEC with an effective date of April 23, 2020, the Company’s registration statement on Form F-3 (File No. 333-266946), filed with the SEC with an effective date of August 29, 2022 and the Company’s registration statement on Form F-3 (File No. 333-269449), filed with the SEC with an effective date of February 8, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PERFORMANCE SHIPPING INC. (Registrant)

Dated: March 3, 2023

/s/ Andreas Michalopoulos
By: Andreas Michalopoulos Chief Executive Officer